Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

ChinaGrowth South Acquisition Corporation

We have audited the accompanying balance sheet of ChinaGrowth South Acquisition Corporation (a development stage company) as of January 29, 2007, and the related statements of operations, shareholders’ equity and cash flows for the period from January 1, 2007 to January 29, 2007 and the cumulative period from May 3, 2006 (date of inception) to January 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth South Acquisition Corporation as of January 29, 2007, and the results of its operations and its cash flows for the period from January 1, 2007 to January 29, 2007 and the cumulative period from May 3, 2006 (date of inception) to January 29, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Berenson LLP
Berenson LLP
New York, New York
January 30, 2007

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

ASSETS	January 29, 2007
Current assets:
Cash	$915,492
Cash held in trust	33,480,000
Cash held in trust for Underwriters	720,000
Total current assets	$35,115,492
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs	$36,941
Unsecured promissory notes	210,000
Due to Underwriters	720,000
Total current liabilities	966,941

Common Stock subjected to possible conversion, 899,550 shares at conversion value	6,692,652
COMMITMENTS
SHAREHOLDERS’ EQUITY:
Preferred shares—$.001 par value; 1,000,000 shares authorized; 0 issued and outstanding	—
Ordinary shares—$.001 par value, 20,000,000 shares authorized; 5,625,000 (which includes 899,550 subjected to possible conversion) issued and outstanding	5,625
Additional paid-in capital	27,470,284
Deficit accumulated during the development stage	20,010
Total shareholders’ equity	27,455,899
Total liabilities and shareholders’ equity	$35,115,492

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	For the period from January 1, 2007 through January 29, 2007	For the period from May 3, 2006 (Date of Inception) through January 29, 2007
Revenue	$—	$—
Organization costs	5,603	21,844
Loss from operations	(5,603)	(21,844)
Interest income	—	1,834
Net loss for the period	$(5,603)	$(20,010)
Net loss per share—basic and diluted	$(0.00)	$(0.02)
Weighted average number of shares outstanding—basic and diluted	2,056,030	1,224,260

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from May 3, 2006 (Date of Inception) to January 29, 2007

	Ordinary Shares		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount
Contributions from shareholders	1,125,000	$1,125	$23, 875	$—	$25,000
Net loss	—	—	—	(14,407)	(14,407)
Balance at December 31, 2006	1,125,000	1,125	23,875	(14,407)	10,593
Sale of Founding Director Warrants	—	—	1,080,000	—	1,080,000
Sale of 4,500,000 units net of underwriters discount and offering expenses (includes 899,550 shares subject to conversion)	4,500,000	4,500	33,058,961	—	33,063,461
Proceeds subject to possible conversion	—	—	(6,692,652)	—	(6,692,652)
Sale of underwriters option	—	—	100	—	100
Net loss	—	—	—	(5,603)	(5,603)
Balance at January 29, 2007	5,625,000	$5,625	$27,470,284	$(20,010)	$27,455,899

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	For the period from January 1, 2007 through January 29, 2007	For the period from May 3, 2006 (Date of Inception) through January 29, 2007
Cash flows from operating activities:
Net loss	$(5,603)	$(20,010)
Net cash used by operating activities	(5,603)	(20,010)

Cash flows from investing activities:
Cash held in the trust account	(34,200,000)	(34,200,000)
Net cash used by investing activities	(34,200,000)	(34,200,000)

Cash flows from financing activities:
Proceeds from public offering	36,000,000	36,000,000
Proceeds from founding director warrant purchase	1,080,000	1,080,000
Proceeds from issuance of underwriter option	100	100
Proceeds from sale of ordinary shares	—	25,000
Issuance of unsecured promissory notes	—	210,000
Payments of offering costs	(2,116,033)	(2,179,598)
Net cash provided by financing activities	34,964,067	35,135,502

Net increase in cash	758,464	915,492
Cash—beginning of period	157,028	—
Cash—end of period	$915,492	$915,492

Supplemental disclosure of cash flow information:
Accrual of deferred offering costs:	$36,941	$36,941
Accrual of deferred underwriting fees	$720,000	$720,000

See Accompanying Notes to Financial Statements.

ChinaGrowth South Acquisition Corporation

(a development stage company)

Notes to Financial Statements

NOTE 1 — Organization, Business Operations and Basis of Presentation

Organization and Buiness Operations

ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China in any city or province south of the Yangtze River.

The registration statement for the Company's initial public offering (the "Public Offering") ( as described in Note 3) was declared effective January 23, 2007.  The Company consummated the Public Offering on January 29, 2007 and preceding the consummation of the Public Offering certain officers, directors and initial shareholders purchased an aggregate of 900,000 warrants at $1.20 per warrant from the Company.  We refer to these 900,000 warrants as the Founding Director Warrants.  The purchase price of the Founding Director Warrants is included in the proceeds held in trust pending our completion of one or more business combinations.  If we do not complete one or more business combinations that meet the criteria described in the prospectus, then the $1,080,000 purchase price will become part of the amount payable to our public shareholders upon the liquidation of our trust as part of our plan of dissolution and distribution and the founding director warrants will expire worthless.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Public Offering which is discussed in Note 3. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. At least ninety-five percent (95%) of the net proceeds, after payment of certain amounts to the underwriter, is being held in a trust account (“Trust Account”) and invested in government securities until the earlier of (i) the consummation of a first Business Combination or (ii) our automatic dissolution and subsequent liquidation of the Trust Account. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Public Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Public Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Public Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Public Offering, or 24 months from the consummation of the Public Offering if certain extension criteria have been satisfied, the Company will automatically dissolve and the proceeds held in the Trust account other

ChinaGrowth South Acquisition Corporation

(a development stage company)

Notes to Financial Statements— (Continued)

NOTE 1 — Organization, Business Operations and Basis of Presentation— (Continued)

than a portion of the interest earned will be distributed to the Company’s public shareholders. In the event of such a liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Public Offering discussed in Note 3).

Basis of Presentation

The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred from May 3, 2006 to January 29, 2007 are related to the Company’s formation and preparation of the Public Offering. The Company has selected December 31 as its fiscal year end.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this uncertainty are discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the target business acquisition period. These factors, among others, indicate that the Company may be unable to continue operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ChinaGrowth South Acquisition Corporation

(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 2 — Summary of Significant Accounting Policies

2.1 Cash:

The Company maintains a bank account in a foreign country. The balance in such account is not insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains its cash held in trust in a United States financial institution which may exceed federally insured amounts during the period.

2.2 Loss per ordinary share:

Loss per share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period.

2.3 Use of estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.4 Income taxes:

Under current Cayman Islands laws, the Company is not subject to income tax on income, and therefore, no income tax benefit has been recorded in respect of the net operating loss incurred.

NOTE 3 — Initial Public Offering

On January 29, 2007 the Company sold 4,500,000 units ("Units") in the Public Offering at an offering price of $8.00 per Unit for an aggregate gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $.001 par value, and one redeemable ordinary share purchase warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expiring four years from the effective date of the Public Offering. The Warrants are redeemable at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

The Company’s directors and officers, or their designees, purchased a total of 900,000 warrants prior to the closing of the Public Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the Founding Director Warrants). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants was added to the proceeds from the Public Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a business combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

ChinaGrowth South Acquisition Corporation

(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 3 — Initial Public Offering — (Continued)

The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the founding director warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the founding director warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the founding director warrants is not current.

In addition, the Company sold to Morgan Joseph & Co., Inc., for $100, as additional compensation, an option to purchase up to a total of 315,000 units at $10.00 per unit. The units issuable upon exercise of this option are identical to those offered in the prospectus. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The option was issued to Morgan Joseph & Co., Inc. upon completion of the Company’s initial public offering.

The purchase option and its underlying securities have been registered under a registration statement covering the securities underlying the purchase option.

The sale of the option is accounted for as an equity transaction. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale. The Company has determined, based upon a Black-Scholes model, that the fair value of the option is approximately $1,060,000, using an expected life of five years, volatility of 48.3% and a risk free interest rate of 5.093%.

The volatility calculation of 48.3% is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was taken into account for the purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

Although the purchase option and its underlying securities have been registered under a registration statement, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from January 29, 2007, with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

ChinaGrowth South Acquisition Corporation

(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 4 — Commitments

The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until the acquisition of a target business by the Company, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on January 29, 2007.

In addition, the Company paid to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($1,800,000, or $2,070,000 if the over-allotment option is exercised in full) was paid on January 29, 2007. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($720,000, or $828,000 if the over-allotment option is exercised in full) until completion of a business combination. Until a business combination is complete, these funds are placed in a Trust Account. If the Company does not complete a business combination then the 2% deferred fee will become part of the liquidation distribution. The Underwriters’ Discount will amount to an aggregate of $2,520,000 if the underwriters do not exercise their over-allotment option, and an aggregate of $2,898,000 if the overallotment option is exercised in full.

As discussed in Note 3, the Company’s Founding Directors purchased 900,000 of Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5 — Unsecured Promissory Notes

The Company has issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes are non-interest bearing and will be payable after the consummation of the Public Offering.

NOTE 6 — Preferred Shares

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.